ThinkEquity

A division of Fordham Financial Management, Inc.

17 State Street, 22nd Floor

New York, NY 10004

March 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F St., NE

Washington, D.C. 20549

Re:         Aldel Financial Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On March 17, 2021, ThinkEquity, a division of Fordham Financial Management, Inc., as representative of the underwriters, requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. on Thursday, March 18, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

ThinkEquity
A division of Fordham Financial Management, Inc.

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate